Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune to Present at ROTH Capital Partners 29th Annual
Growth Stock Conference

Laval, Québec, CANADA – February 22, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ - TSX.NEPT), announced that Jim Hamilton, CEO of the Corporation,  will present at the 29th Annual ROTH Conference at the Ritz-Carlton, Laguna Niguel, CA on Monday, March 13 at 2:30pm PT. For more information about the conference or to schedule a one-on-one meeting with management, please contact your ROTH representative at 1-800-933-6830 or via e-mail conference@roth.com.

A live audio webcast of the presentation will be available at:

http://neptunekrilloil.com/investors/investor-events-and-presentations.

An audio replay will also be available at the same link for 90 days following the conference.

About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3 is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 35% owned subsidiary Acasti Pharma Inc. (“Acasti”).  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia. As announced February 21, 2017, Acasti successfully closed their previously announced public offering of units and private placement of convertible debentures and warrants for an aggregate gross proceeds of approximately CAD$7,700,000 to fund the completion of its manufacturing scale-up and the clinical and regulatory planning and be ready to initiate the phase 3 clinical trial for CaPre®.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	James Carbonara
VP & CFO 1.450.687.2262	Hayden IR 1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com
neptunecorp.com

Pierre Boucher
MaisonBrison 1.514.731.0000
pierre@maisonbrison.com